Exhibit 99.1

KANZHUN LIMITED Announces Third Quarter 2022 Financial Results

BEIJING, November 29, 2022 (GLOBE NEWSWIRE) – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

●	Revenues for the third quarter of 2022 were RMB1,178.6 million (US$165.7 million), a decrease of 2.7% from RMB1,211.8 million for the same quarter of 2021.
●	Calculated cash billings[1] for the third quarter of 2022 were RMB1,238.2 million (US$174.1 million), an increase of 1.4% from RMB1,221.0 million for the same quarter of 2021.
●	Average monthly active users[2] for the third quarter of 2022 were 32.4 million, an increase of 12.5% from 28.8 million for the same quarter of 2021.
●	Total paid enterprise customers[3] in the twelve months ended September 30, 2022 was 3.7 million, a decrease of 7.5% from 4.0 million in the twelve months ended September 30, 2021.
●

Net income for the third quarter of 2022 was RMB211.7 million (US$29.8 million), a decrease of 26.0% from RMB286.2 million for the same quarter of 2021. Adjusted net income[4] for the third quarter of 2022 was RMB376.6 million (US$52.9 million), a decrease of 2.2% from RMB385.1 million for the same quarter of 2021.

“We delivered solid results in the quarter despite the challenging macro environment, once again demonstrating the resilience and effectiveness of our business model,” said Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company. “Our user base growth has rebounded back to its fast momentum. Average monthly active users for the quarter hit a record high of 32.4 million, propelling the quick recovery of our business. Looking ahead, we will stay true to our original aspiration to better serve our users. Despite the near term uncertainties, we are confident that the strong user growth, combined with our efficient services and technical capabilities, will continue to drive the sustainable business growth in the years to come.”

“In the third quarter, we achieved solid profitability, while our revenues exceeded the topline of the Company’s guidance,” said Mr. Phil Yu Zhang, Chief Financial Officer of the Company. “Due to the challenging market condition, our total revenues in the quarter decreased slightly by 2.7% year over year, but picked up by 6.0% quarter over quarter. Calculated cash billings achieved a 26.4% increase compared to the prior quarter. Both our net income and adjusted net income recorded sequential growth along with our strong user growth, driven by our improved brand recognition and marketing efficiency. The strong performance we achieved in the quarter demonstrated not only our business’s resilience and operational efficiency but also our capabilities to swiftly respond to the market recovery opportunity as we strive for growth in the long term.”

[1]

Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures.”

[2]	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile applications in a given month at least once.
[3]	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
[4]

Adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures.”

Third Quarter 2022 Financial Results

Revenues

Revenues were RMB1,178.6 million (US$165.7 million) for the third quarter of 2022, representing a decrease of 2.7% from RMB1,211.8 million for the same period in 2021.

●

Revenues from online recruitment services to enterprise customers were RMB1,164.5 million (US$163.7 million) for the third quarter of 2022, representing a decrease of 2.7% from RMB1,197.1 million for the same period in 2021.

●

Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB14.1 million (US$2.0 million) for the third quarter of 2022, representing a decrease of 3.4% from RMB14.6 million for the same period in 2021.

Operating cost and expenses

Total operating cost and expenses were RMB1,044.1 million (US$146.8 million) for the third quarter of 2022, representing an increase of 15.5% from RMB903.9 million for the same period of 2021. Total share-based compensation expenses were RMB164.9 million (US$23.2 million) for the third quarter of 2022, representing an increase of 66.7% from RMB98.9 million for the same period of 2021.

●

Cost of revenues was RMB200.9 million (US$28.2 million) for the third quarter of 2022, representing an increase of 29.8% from RMB154.8 million for the same period of 2021, primarily driven by increased server and bandwidth cost and increased employee-related expenses.

●

Sales and marketing expenses were RMB396.9 million (US$55.8 million) for the third quarter of 2022, representing a decrease of 4.7% from RMB416.4 million for the same period of 2021, primarily due to decreased advertising expenses, partially offset by increased employee-related expenses.

●

Research and development expenses were RMB290.2 million (US$40.8 million) for the third quarter of 2022, representing an increase of 38.7% from RMB209.3 million for the same period of 2021, primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

●

General and administrative expenses were RMB156.1 million (US$21.9 million) for the third quarter of 2022, representing an increase of 26.6% from RMB123.3 million for the same period of 2021, primarily due to increased headcount in general and administrative personnel and increased share-based compensation expenses.

Income from operations

Income from operations was RMB137.9 million (US$19.4 million) for the third quarter of 2022, representing a decrease of 55.7% from RMB311.1 million for the same period of 2021.

Net income and adjusted net income

Net income was RMB211.7 million (US$29.8 million) for the third quarter of 2022, representing a decrease of 26.0% from RMB286.2 million for the same period of 2021.

Adjusted net income was RMB376.6 million (US$52.9 million) for the third quarter of 2022, representing a decrease of 2.2% from RMB385.1 million for the same quarter of 2021.

Net income per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.49 (US$0.07) and RMB0.46 (US$0.07), respectively, for the third quarter of 2022, compared to basic and diluted net income per ADS of RMB0.66 and RMB0.62, respectively, in the same period of 2021.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 were RMB0.86 (US$0.12) and RMB0.82 (US$0.12), respectively, for the third quarter of 2022, compared to RMB0.89 and RMB0.83, respectively, in the same period of 2021.

Net cash generated from operating activities

Net cash generated from operating activities was RMB366.6 million (US$51.5 million) in the third quarter of 2022, representing an increase of 35.8% from RMB269.9 million in the same period of 2021.

Cash position

Balance of cash and cash equivalents and short-term investments was RMB13,923.1 million (US$1,957.3 million) as of September 30, 2022.

Share Repurchase Program

In March 2022, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares over the following 12 months.

Outlook

For the fourth quarter of 2022, the Company currently expects its total revenues to be between RMB1.05 billion and RMB1.09 billion, representing a year-on-year decrease of 3.8% to 0.0%. This forecast considers the impact of the COVID-19 resurgence in certain cities which adversely affected recruitment needs, as well as reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 7:00 AM U.S. Eastern Time on Tuesday, November 29, 2022 (8:00 PM Beijing/Hong Kong Time on Tuesday, November 29, 2022) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register.vevent.com/register/BIca9f44015fe24291aa1cf211c948508d

Upon registration, participants will receive an email containing participant dial-in numbers and unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1135 to US$1.00, the noon buying rate on September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as calculated cash billings, adjusted net income/loss, adjusted net income/loss attributable to ordinary shareholders, adjusted basic and diluted net income/loss per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provide valuable insights into the cash that will be generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income/loss and adjusted net income/loss attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP measures. The Company believes that these non-GAAP measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses that are included in net income/loss and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of non-GAAP financial measures should not be considered in isolation from, or as a substitute for most directly comparable financial measures prepared in accordance with GAAP. The non-GAAP measures have material limitations as an analytical metric and may not be calculated in the same manner by all companies, and may not be comparable to other similarly titled measures used by other companies. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED (Nasdaq: BZ) operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,197,135	1,164,464	163,698	3,137,054	3,391,648	476,790
Other services	14,626	14,099	1,982	31,424	37,139	5,221
Total revenues	1,211,761	1,178,563	165,680	3,168,478	3,428,787	482,011
Operating cost and expenses
Cost of revenues(1)	(154,834)	(200,888)	(28,240)	(404,863)	(552,466)	(77,664)
Sales and marketing expenses(1)	(416,419)	(396,943)	(55,801)	(1,569,199)	(1,318,843)	(185,400)
Research and development expenses(1)	(209,323)	(290,230)	(40,800)	(623,051)	(888,655)	(124,925)
General and administrative expenses(1)	(123,338)	(156,064)	(21,939)	(1,871,950)	(472,099)	(66,367)
Total operating cost and expenses	(903,914)	(1,044,125)	(146,780)	(4,469,063)	(3,232,063)	(454,356)
Other operating income, net	3,291	3,502	492	10,948	14,245	2,003
Income/(Loss) from operations	311,138	137,940	19,392	(1,289,637)	210,969	29,658
Investment income	7,162	14,037	1,973	15,791	31,112	4,374
Financial income, net	2,737	53,828	7,567	6,754	78,013	10,967
Foreign exchange gain/(loss)	269	5,442	765	(317)	10,136	1,425
Other (expenses)/income, net	(5,072)	28,221	3,967	(6,669)	3,682	518
Income/(Loss) before income tax expense	316,234	239,468	33,664	(1,274,078)	333,912	46,942
Income tax expense	(30,066)	(27,751)	(3,901)	(30,066)	(41,874)	(5,887)
Net income/(loss)	286,168	211,717	29,763	(1,304,144)	292,038	41,055
Accretion on convertible redeemable preferred shares to redemption value	-	-	-	(164,065)	-	-
Net income/(loss) attributable to ordinary shareholders	286,168	211,717	29,763	(1,468,209)	292,038	41,055
Net income/(loss)	286,168	211,717	29,763	(1,304,144)	292,038	41,055
Other comprehensive income
Foreign currency translation adjustments	40,385	614,496	86,384	48,269	1,153,508	162,158
Total comprehensive income/(loss)	326,553	826,213	116,147	(1,255,875)	1,445,546	203,213
Weighted average number of ordinary shares
—Basic	861,454,878	872,301,268	872,301,268	420,605,543	870,385,113	870,385,113
—Diluted	927,370,444	915,769,596	915,769,596	420,605,543	916,912,571	916,912,571
Net income/(loss) per ordinary share attributable to ordinary shareholders
—Basic	0.33	0.24	0.03	(3.49)	0.34	0.05
—Diluted	0.31	0.23	0.03	(3.49)	0.32	0.04
Net income/(loss) per ADS* attributable to ordinary shareholders
—Basic	0.66	0.49	0.07	(6.98)	0.67	0.09
—Diluted	0.62	0.46	0.07	(6.98)	0.64	0.09

* Each ADS represents two Class A ordinary shares.

(1)	Include share-based compensation expenses as follows:
	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	11,431	9,091	1,278	24,568	25,204	3,543
Sales and marketing expenses	17,916	42,796	6,016	44,838	106,613	14,987
Research and development expenses	36,688	69,828	9,816	95,321	184,945	25,999
General and administrative expenses	32,888	43,200	6,073	1,643,447	131,199	18,444
	98,923	164,915	23,183	1,808,174	447,961	62,973

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31, 2021	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	11,341,758	11,158,756	1,568,673
Short-term investments	884,996	2,764,368	388,609
Accounts receivable	1,002	4,511	634
Amounts due from related parties	6,615	10,050	1,413
Prepayments and other current assets	724,583	549,174	77,202
Total current assets	12,958,954	14,486,859	2,036,531
Non-current assets
Property, equipment and software, net	369,126	550,894	77,444
Intangible assets, net	458	390	55
Right-of-use assets, net	309,085	310,445	43,642
Other non-current assets	4,000	4,000	562
Total non-current assets	682,669	865,729	121,703
Total assets	13,641,623	15,352,588	2,158,234
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	52,963	51,763	7,277
Deferred revenue	1,958,570	2,038,669	286,592
Other payables and accrued liabilities	645,138	638,947	89,822
Operating lease liabilities, current	127,531	150,513	21,159
Total current liabilities	2,784,202	2,879,892	404,850
Non-current liabilities
Operating lease liabilities, non-current	183,365	163,800	23,027
Total non-current liabilities	183,365	163,800	23,027
Total liabilities	2,967,567	3,043,692	427,877
Shareholders’ equity
Ordinary shares	554	560	79
Treasury shares	-	(346,532)	(48,715)
Additional paid-in capital	14,624,386	15,160,206	2,131,188
Accumulated other comprehensive (loss)/income	(257,765)	895,743	125,921
Accumulated deficit	(3,693,119)	(3,401,081)	(478,116)
Total shareholders’ equity	10,674,056	12,308,896	1,730,357
Total liabilities and shareholders’ equity	13,641,623	15,352,588	2,158,234

KANZHUN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	269,928	366,551	51,529	1,106,471	847,499	119,140
Net cash used in investing activities	(638,386)	(1,993,177)	(280,196)	(805,751)	(2,091,086)	(293,960)
Net cash (used in)/generated from financing activities	(2,370)	46,538	6,542	6,409,844	(41,278)	(5,803)
Effect of exchange rate changes on cash and cash equivalents	38,234	564,747	79,391	47,598	1,101,863	154,897
Net (decrease)/increase in cash and cash equivalents	(332,594)	(1,015,341)	(142,734)	6,758,162	(183,002)	(25,726)
Cash and cash equivalents at beginning of the period	11,088,959	12,174,097	1,711,407	3,998,203	11,341,758	1,594,399
Cash and cash equivalents at end of the period	10,756,365	11,158,756	1,568,673	10,756,365	11,158,756	1,568,673

KANZHUN LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,211,761	1,178,563	165,680	3,168,478	3,428,787	482,011
Add: Change in deferred revenue	9,241	59,613	8,380	679,370	80,099	11,260
Calculated cash billings	1,221,002	1,238,176	174,060	3,847,848	3,508,886	493,271

Net income/(loss)	286,168	211,717	29,763	(1,304,144)	292,038	41,055
Add: Share-based compensation expenses	98,923	164,915	23,183	1,808,174	447,961	62,973
Adjusted net income	385,091	376,632	52,946	504,030	739,999	104,028

Net income/(loss) attributable to ordinary shareholders	286,168	211,717	29,763	(1,468,209)	292,038	41,055
Add: Share-based compensation expenses	98,923	164,915	23,183	1,808,174	447,961	62,973
Adjusted net income attributable to ordinary shareholders	385,091	376,632	52,946	339,965	739,999	104,028

Weighted average number of ordinary shares (Non-GAAP)
—Basic	861,454,878	872,301,268	872,301,268	420,605,543	870,385,113	870,385,113
—Diluted	927,370,444	915,769,596	915,769,596	480,361,688	916,912,571	916,912,571

Adjusted net income per ordinary share attributable to ordinary shareholders
—Basic	0.45	0.43	0.06	0.81	0.85	0.12
—Diluted	0.42	0.41	0.06	0.71	0.81	0.11

Adjusted net income per ADS attributable to ordinary shareholders
—Basic	0.89	0.86	0.12	1.62	1.70	0.24
—Diluted	0.83	0.82	0.12	1.42	1.61	0.23